Enterra Energy Trust Announces Q1 2010 Financial and Operating Results

Calgary, Alberta – (CNW – May 12, 2010) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces its financial and operating results for the quarter ended March 31, 2010.

Don Klapko, Chief Executive Officer commented, “We are excited about our unitholder vote held on May 12, 2010 which established our conversion from an energy trust to Equal Energy, a growth oriented exploration and production corporation. Over the next month, we will complete the process of the conversion and look forward to delivering results on the opportunities that we have created over the last year.”

In the first quarter of 2010, Enterra focussed on drilling and expanding prospect inventory building on the positive momentum from 2009.  Key achievements during the first quarter of the year included:

•
We acquired additional land assets in the Cardium trend and Viking play in Alberta, along with key lands in Oklahoma.  These acquisitions have further increased our prospect inventory.  We have excellent growth potential with oil opportunities in the Cardium, Circus Viola, Dina PPP, Viking and Pekisko formations along with our liquids-rich gas play in the Hunton formation in Oklahoma.

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We continue to develop our potential oil resource Circus Viola play in Oklahoma with 2 (0.8 net) wells drilled during Q1 2010.  The first well has now been completed with a multi-stage fracture stimulation and is currently being tested.

•	We have drilled 1 (1.0 net) well on our Cardium lands in Alberta, with the second well expected to spud in Q2. The multi-stage fracture stimulation is scheduled for May.

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In March 2010, we closed the acquisition of reserves and an interest in the Caroline Swan Hills Gas Unit #1 and gas processing facilities.  The production associated with this acquisition improves the economic efficiency of our operations in the nearby Ricinus area.  We expect an overall increase in our production of 500 boe per day from our Ricinus property coming back online.

•	Enterra has contracted one rig, which will begin drilling wells on our liquids-rich gas play in Oklahoma beginning in July. We plan to drill up to six wells in this project before the end of 2010.

•	We intend to drill oil wells on our Dina PPP, Viking and Pekisko lands starting in Q2 and carrying on through the balance of 2010.

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Finally, on May 12, 2010, the unitholders of Enterra voted on the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  This vote was approved by 92% of the unitholders and all regulatory approvals for Enterra’s conversion to a corporation are expected to be in place by late May 2010.

HIGHLIGHTS

Q1 2010 Financial and Operations Summary (in thousands of Canadian dollars except for volumes, percentages and per unit and boe amounts)	Three months ended March 31			Year ended December 31
	2010	2009	Change	2009
FINANCIAL
Revenue before mark-to-market adjustment	39,053	41,889	(7%)	140,506
Funds from operations	14,543	17,915	(19%)	46,645
Per unit – basic ($)	0.22	0.29		0.74
Per unit – diluted ($)	0.22	0.29		0.74
Loss	(2,937)	(8,498)		(41,282)
Per unit – basic ($)	(0.05)	(0.14)		(0.65)
Per unit – diluted ($)	(0.05)	(0.14)		(0.65)
Total assets	450,223	567,510		462,272
Net debt	38,299	39,119		35,955
Convertible debentures	115,351	113,845		114,863
Unitholders’ equity	211,435	298,040		219,046
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic and diluted (000s)	65,137	62,201		63,358
Units outstanding at period end (000s)	65,165	62,218		65,103
PRODUCTION
Average daily production
Oil (bbls per day)	2,477	3,126	(21%)	2,779
NGLs (bbls per day)	2,422	1,082	124%	2,156
Gas (mcf per day)	27,647	34,557	(20%)	29,657
Total (boe per day)	9,507	9,968	(5%)	9,878
Exit production
Oil (bbls per day)	2,432	2,848	(15%)	2,448
NGLs (bbls per day)	2,780	1,043	167%	2,515
Gas (mcf per day)	29,390	34,198	(14%)	24,802
Total (boe per day)	10,110	9,591	5%	9,097
Average sales price
Oil ($ per bbl)	73.57	54.99	34%	62.86
NGL ($ per bbl)	46.56	31.12	50%	32.17
Gas ($ per mcf)	5.03	7.52	(33%)	4.75
Cash flow netback ($ per boe)
Revenue	45.65	46.69	(2%)	38.97
Royalties	10.05	7.25	39%	7.37
Production expenses	10.08	12.61	(20%)	10.88
Transportation expenses	0.68	0.54	26%	0.70
Operating netback	24.84	26.29	(6%)	20.02
General and administrative	4.31	3.99	8%	4.36
Cash interest expense	3.02	2.34	29%	2.66
Other cash costs	0.51	(0.01)	(100%)	0.06
Cash flow netback	17.00	19.97	(15%)	12.94

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast on Tuesday, May 18, 2010 at 9:00 am MT (11:00 am ET) to discuss the Trust's Q1 2010 results.  To access the call, please dial 1-888-231-8191 or 647-427-7450.  A live audio webcast of the conference call will be available on the home page of Enterra's website at www.enteraenergy.com.  A replay of the conference call will be available until 11:59 pm, May 25, 2010.  The replay may be accessed on Enterra's website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by passcode 7323684#.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Barrels of Oil Equivalent
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com